SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Quarterly Results 2006 - January - September" dated on November 10, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

São Paulo, November 10, 2006

Quarterly Results 2006 January – September

INDEX

QUATERLY RESULTS	2
RESULTS HIGHLIGHTS	2
REVENUES HIGHLIGHTS	6
OPERATING EXPENSES HIGHLIGHTS	9
OTHER HIGHLIGHTS	12
CORPORATE EVENTS	14
SUBSEQUENT EVENT	17
ADDITIONAL NOTES	18
HISTORICAL SUMMARY	20
INCOME STATEMENTS	22
BALANCE SHEET	23
OPERATING DATA	24
TARIFFS	25
LOANS AND FINANCING	26

Results January – September 2006 - TELESP 1

QUARTERLY RESULTS

In accordance with the rules established by CVM Instruction #247/96, the quarterly results include the balances and transactions of the fully owned subsidiaries A. Telecom S.A. and Telefônica Empresas S.A., which are fully consolidated, and of the subsidiaries Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, consolidated by the equity method. As a result of the corporate restructuring of Telefônica Data Brasil Holding S.A. (TDBH) and Telesp, which took place on July 28, 2006, the consolidated results of the Company include the results of the fully owned subsidiary Telefônica Empresas S.A. for the months of August and September 2006. The equity balances were fully consolidated. The comparative information presented in this document does not include the retroactive inclusion of this operation.

RESULTS HIGHLIGHTS
		January - September
Unaudited consolidated figures in Reais MM	2006	2005	% Var

Net operating revenues 1/	10,877.5	10,639.8	2.2
EBITDA 2/	5,269.4	4,870.8	8.2
EBITDA margin (%)	48.4%	45.8%	2.7 p.p.
Operating income	2,723.6	1,891.4	44.0
Income before income tax and social contribution	2,737.3	1,932.2	41.7
Net income	2,092.9	1,867.3	12.1

Shares outstanding (million)	506.2	493.6	2.6
EPS	4.13	3.78	9.3

Installed Lines (switching - 000)	14,374.9	14,308.6	0.5
Lines in service (000)	12,301.2	12,453.3	(1.2)
Telephone density (per 100 inhab.)	30.5%	31.3%	(0.8) p.p.
Lines in service/employee 3/	1,679	1,738	(3.4)
Network Digitalization (%)	100.0	99.2	0.8 p.p.

1/ The gross operating revenues for the 9M06 amounted to R$15,404.8 million and was R$15,061.3 million in the 9M05. The tax deductions, which include ICMS, PIS, COFINS, ISS, IPI and other discounts, totaled R$4,527.3 million in the 9M06 and R$4,421.4 million in the 9M05.

2/ EBITDA = Earnings before interest taxes, depreciation and amortization

3/ For this calculation, the number of LIS considers both the fixed lines in service as well as the ADSL lines.

ADSL is offered under the brand name “Speedy” and reached 1,479,868 clients in September 2006, increasing 7.4% compared to the 2Q06. When compared with September 2005, the growth was 36.5%, in line with the growth trend of the last quarters. This is a priority product for the Company since it keeps customers loyal. Telesp is investing in new products over the ADSL platform aiming to increase its offer of services and become ever more competitive.

Results January – September 2006 - TELESP 2

Alternative Plans for Fixed Telephony –The alternative plans for fixed telephony increase the profitability of the installed capacity of Telesp and serve the market segments that were previously not given more adequate choices for access to fixed telephones. This reflects the commitment of Telesp with the universalization of the telecommunication services in the state of São Paulo, above the regulatory demands, and the socialization of the access to communications and information. Besides the alternative plans that grew stronger along 2005 (such as Economy Line, Super Economy Line and Family Economy Line), in early 2006, alternative plans focused in determined segments were launched (such as Leisure Line, Control Line, Young Line and Plans of Minutes).

It is worth noting the success of the Plans of Minutes that offer discounts of up to 40% in local calls, with progressive discounts depending on the contracted volume of minutes. There are versions for fixed-to-mobile calls and for intra-state long distance calls. Until the end of September 2006, more than 1.1 million plans of minutes were merchandized, of which 497.8 thousand were sold in the last quarter.

EVOLUTION OF THE ALTERNATIVE PLANS FOR FIXED TELEPHONY

(Thousands of Lines)

The net operating revenues for the 9M06 totaled R$10,877.5 million and when compared to the R$10,639.8 million of revenues registered in the 9M05, an increase of R$237.7 million, or 2.2%, is recorded. This is mainly due to the tariff increase in 2005, besides the growth in the Speedy service and the number of alternative lines, which were partially offset by the reduction of interconnection revenues, due to the new interconnection rules in place from January 1, 2006 on, the negative readjustment of 13.3% in the TU-RL that took place in June 2005, the investments in long distance infrastructure undertook by other operators in the state of São Paulo, the decrease in revenues for Domestic Long Distance and the negative tariff readjustments in 2006. Excluding the effects of the subsidiary Telefônica Empresas, S.A., the variation was R$118.9 million, or 3.2% .

When comparing the 3Q06 with the 3Q05, there was a reduction of R$69.5 million, or 1.9%, due to the negative tariff readjustments in July 2006, the reduction in the number of average lines in service, the new interconnection rules in place from January 1, 2006 on, the investments in long distance infrastructure undertook by other operators in the state of São Paulo, besides the decrease in revenues for Domestic Long Distance. This effect was partially offset by the growth in the Speedy service and the number of Economy Lines. Excluding the effects of the subsidiary Telefônica Empresas, S.A., there was a negative variation of R$188.3 million, or 1.8% .

Results January – September 2006 - TELESP 3

The EBITDA margin in the 9M06 was 48.4%, showing an increase of 2.7 p.p. when compared to the 9M05, due to the reversion of the PIS/COFINS contingency in the amount of R$257.6 million, the tariff increase in 2005 and the growth in the Speedy service and in public telephony, partially offset by the decrease in DLD revenues and interconnection revenues, besides the increase in personnel expenses and taxes. When comparing the 3Q06 with the 3Q05, an increase of 6.7 p.p. is shown, reaching a margin of 53.2% . This was explained by the reversion of the PIS/CONFINS contingency and the growth in the Speedy service and public telephony, partially offset by the reduction in long distance and interconnection revenues and the increase in personnel expenses and taxes.

SOURCES OF VARIATION - EVOLUTION OF THE NET OPERATING REVENUES FROM THE 9M05 TO THE 9M06

Unaudited figures (Million R$)

SOURCES OF VARIATION - EVOLUTION OF THE EBITDA FROM THE 9M05 TO THE 9M06

Unaudited fitgures (Million R$)

Results January – September 2006 - TELESP 4

The consolidated Capex accumulated for the 9M06 totaled R$1.0 billion. This figure is in line with the investment needs of the Company and confirms the long-term commitment of the Telefónica Group in Brazil, both in the keeping and socialization of the traditional services as well as the growth of new services and the larger and better customer service.

The total indebtedness of the Company as of September 30, 2006 was R$2,465.6 million, 23.0% lower than on September 30, 2005. On June 30, 2006, the total indebtedness of the Company was R$2,464.7 million. The indebtedness profile of Telesp is optimized taking into account the financing conditions and alternatives available in the financial market and the economic and financial situation of the Company at each moment.

NET FINANCIAL DEBT

(Million R$)

	September 06	June 06	September 05

Short-term Debt	(1,665.2)	(120.1)	(638.8)
Long-term Debt	(516.4)	(2,066.8)	(2,142.2)
Total Debt	(2,181.6)	(2,186.9)	(2,781.0)
Gains / losses with Derivative Operations	(284.0)	(277.8)	(421.8)
Debt (post-Derivative Operations)	(2,465.6)	(2,464.7)	(3,202.8)
Cash	919.4	265.0	1,739.0
Net Debt	(1,546.2)	(2,199.7)	(1,463.8)

Results January – September 2006 - TELESP 5

REVENUES HIGHLIGHTS

Gross Operating Revenues in the 9M06 reached R$15,404.8 million, which represents an increase of R$343.6 million, or 2.3%, compared to the same period of the previous year. Excluding the effect of the subsidiary Telefônica Empresas S.A., the variation is R$271.1 million, or 1.8% . When comparing the 3Q06 with the 3Q05, there was a reduction of R$91.5 million, or 1.7% . and when excluding the effect of the subsidiary Telefônica Empresas S.A., the reduction goes to R$164.0 million, or 3.1% .

The changes are explained as follows:

Monthly Subscription Fee: reached R$4,248.0 million in the 9M06, representing an improvement of R$14.9 million, or 0.4% compared to the 9M05, mainly due to the tariff increase in 2005 and the successful marketing of the alternative fixed telephony plans, partially offset by the reduction in the number of subscribers and the negative tariff readjustment in July 2006. When comparing the 3Q06 with the 3Q05, a R$59.7 million or 4.0% decrease was noted because of the negative tariff readjustment in July 2006 and the reduction in the number of subscribers.

Results January – September 2006 - TELESP 6

Installation Fee: recorded revenues of R$87.4 million in the 9M06, showing an increase of R$17.1 million, or 24.2%, when compared to the same period of the previous year, as a consequence of the tariff increase in 2005, the installation fee of the new alternative plans in fixed telephony and the end of the campaign for free installation of the second telephone line. When comparing the 3Q06 and the 3Q05, an increase of R$2.1 million, or 7.1% is shown due to same aforesaid reasons.

Local Service: totaled R$2,407.5 million in the 9M06, presenting an increase of R$34.3 million, or 1.4%, compared to the 9M05, as a result of the tariff increase in 2005 of 7.27% and the success of the alternative plans that have different prices for local usage, partially offset by the fall in dial-up internet, product of the migration to broadband, the growth in the mobile plant that generates mobile-to-mobile local traffic and the negative tariff readjustment in July 2006. When comparing the 3Q06 with the 3Q05, a R$46.2 million or 5.4% decrease is noted chiefly due to the fall in dial-up internet, product of the migration to broadband, the migration of traffic to the mobile platform and the negative tariff readjustment in July 2006.

DLD: totaled R$2,273.9 million in the 9M06, presenting a reduction of R$135.5 million, or 5.6%, compared to the 9M05. When comparing the 3Q06 with the 3Q05, there was a decrease of R$97.7 million, or 11.6% . The variations are explained by the following reasons:

Long distance (intra-state): recorded revenues of R$1,571.3 million in the 9M06, falling R$83.5 million, or 5.0%, when compared to the 9M05 due to the reduction in traffic and the negative tariff readjustment of 2.7% in July 2006, partially counterbalanced by the tariff increase in 2005. When comparing the 3Q06 with the 3Q05, a decrease of R$38.1 million, or 6.7%, is noted due to the same aforesaid motives.

Long distance (inter-state): reached R$702.7 million in the 9M06, showing a reduction of R$52.1 million, or 6.9% when compared to the 9M05, because of the reduction in traffic due to the migration to mobile telephony, the negative tariff readjustment of 2.7% in July 2006, offset to a certain degree by the tariff increase in 2005. When comparing the 3Q06 with the 3Q05, a reduction of R$59.5 million, or 21.8%, is shown, due to the reduction of fixed and SMP traffic, the negative tariff readjustment of 2.7% in July 2006 and a focused effort in anti-fraud actions during the quarter, partially offset by the tariff increase in 2005

Inter-network revenues: added up to R$3,203.9 million in the 9M06, presenting an improvement of R$92.0 million, or 3.0%, compared to the same period of the previous year, largely due to the tariff increases in 2005 (VC1) and in 2006 (VC2 and VC3), besides the increase of the mobile plant. When comparing the 3Q06 with the 3Q05, a decrease of R$85.6 million, or 7.9%, was registered due to a focused effort in anti-fraud actions during the quarter. This effect was partially offset by the tariff increases in 2005 (VC1) and in 2006 (VC2 and VC3).

ILD: reached R$118.1 million in the 9M06, registering an increase of R$4.0 million, or 3.5%, when compared to the 9M05, due to the tariff readjustment in 2005 and higher international interconnection revenues within the period. A reduction of R$6.0 million, or 14.4%, is shown when comparing the 3Q06 with the 3Q05, due to the reduction in traffic.

Interconnection Revenues: totaled R$404.8 million in the 9M06, a drop of R$157.8 million, or 28.0%, when compared with the 9M05. When comparing the 3Q06 with the 3Q05, a reduction of R$48.5 million, or 26.7%, is registered. Both effects were chiefly the result of the new interconnection rules in place since January 01, 2006, which modified the maximum values for the interconnection tariffs (TU-RL and TU-RIU). From 2006 on, the TU-RL is limited to 50% of the value of the local minute, which represents a 22.3% fall compared to the tariff in place in December 2005. In the case of the TU-RIU, the maximum value

Results January – September 2006 - TELESP 7

represents 30% of the values of the level 4, considering the time period. There was also a 13.3% negative readjustment of the TU-RL in June 2005, besides the reduction in the usage of the network, as a consequence of the investments in long distance infrastructure undertook by other operators in the state of São Paulo

Public Telephony: registered R$419.7 million in the 9M06 and when compared to the 9M05, it increased R$102.3 million, or 32.2%, due to the improvement in the sales of public telephone cards, the tariff increase in 2005 and the renegotiation of the margins offered to dealers, partially offset by the negative tariff readjustment in July 2006. An increase of R$52.9 million, or 49.4%, was recorded when comparing the 3Q06 with the 3Q05, explained by the same aforesaid reasons.

Data Transmission: revenues for the 9M06 reached R$1,351.7 million, growing R$403.2 million, or 42.5%, compared to the 9M05, mostly due to the growth in the Speedy service, besides the migration of services rendered by the subsidiary Telefônica Empresas S.A. Excluding the effects of the aforementioned subsidiary, the variation was R$338.0 million, or 35.6% . An improvement of R$222.7 million, or 64.5%, was registered when comparing the 3Q06 with the 3Q05 due to the same aforesaid reasons. When excluding the effect of the subsidiary Telefônica Empresas S.A., there was a variation of R$157.6 million, or 45.7% .

Infrastructure rental: amounted to R$301.1 million in the 9M06, showing an improvement of R$8.0 million, or 2.7%, when compared to the 9M05. This effect was chiefly the result of the increase in the revenues of rental for the wholesale exploitation of dedicated lines of 2MB (2MB EILD) and local access to the packaged network, mainly due to the signing of a contract for circuit rental with other operator in 2006. When comparing the 3Q06 and the 3Q05, an increase of R$3.7 million, or 3.8%, is recorded due to the increased rental for 2MB EILD.

Others: amounted to R$588.6 million in the 9M06, showing a R$38.8 million or a 6.2% decrease when compared with the 9M05, mainly as a consequence of the fall in the sales of modems which is no longer rendered by Telesp, the lower usage of 0800 services and other additional services executed by the subsidiary A. Telecom, partially offset by the increase in the revenues coming from the Intelligent Line services (value added services for fixed telephony) and the increase in internal network maintenance plans executed by the subsidiary A. Telecom. Excluding the effects of the subsidiary Telefônica Empresas S.A., there was a negative variation of R$46.1 million, or 7.3%, mainly due to telecommunication consulting services rendered by Telefônica Empresas to other companies. When comparing the 3Q06 with the 3Q05, a decrease of R$29.3 million, or 13.3%, was recorded due to the same aforementioned reasons. Excluding the effects of the subsidiary Telefônica Empresas S.A., there was a negative variation of R$36.6 million, or 16.6% .

Results January – September 2006 - TELESP 8

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in the 9M06 reached R$5,608.1 million, a decrease of R$160.9 million, or 2.8% compared to the 9M05. Excluding the effects of the subsidiary Telefônica Empresas S.A., the reduction would have been R$220.5 million, or 3.8% . When comparing the 3Q06 with the 3Q05, there was a decrease of R$281.5 million, or 14.1% . Excluding the effects of the subsidiary Telefônica Empresas S.A., the reduction in expenses would have been R$341.1 million, or 17.1%

The Operating Expenses variations are explained as follows:

Personnel expenses added up to R$532.0 million in the 9M06, which represents an increase of R$79.8 million, or 17.6%, when compared to the 9M05, mainly due to the salary increase in September 2005, the Early Retirement Program (PDI) started in February 2006 and the increase in the headcount as a result of the internalization of the systems’ administrative services, besides the migration of approximately 500 employees of the subsidiary Telefônica Empresas S.A. from August 2006 on. Excluding the effects of the subsidiary Telefônica Empresas S.A., the increase was R$67.5 million, or 14.9% . When comparing the 3Q06 with the 3Q05, an increase of R$22.9 million, or 14.5%, was shown chiefly due to the salary increase in September 2005 and the increase in the headcount, besides the migration of the employees of the

Results January – September 2006 - TELESP 9

subsidiary Telefônica Empresas S.A. from August 2006 on. Excluding the effects of the subsidiary Telefônica Empresas S.A., an increase of R$10.6 million, or 6.7%, is recorded.

General and administrative expenses in the 9M06 totaled R$4,942.7 million, registering an increase of R$32.6 million, or 0.7%, compared to the 9M05. Excluding the effects of the subsidiary Telefônica Empresas S.A., a reduction of R$15.1 million, or 0.3%, is recorded. A drop of R$9.8 million, or 0.6% was registered, when comparing the 3Q06 with the 3Q05. Excluding the effects of the subsidiary Telefônica Empresas S.A., a reduction of R$57.5 million, or 3.4% . is recorded.

The General and Administrative Expenses changes are mainly explained as follows:

Supplies added up to R$109.5 million in the 9M06, presenting a R$9.2 million, or 9.1%, raise when compared to the 9M05, mainly due to the increase in supplies related to public and residential telephony cards and the increase in the expenses of supplies for productive plant maintenance, partially offset by the reduction of costs of merchandise sold. Excluding the effects of the subsidiary Telefônica Empresas S.A., an increase of R$7.5 million, or 7.5%, is recorded. When comparing the 3Q06 and the 3Q05, an increase of R$11.3 million, or 36.0%, is noted due to the same aforementioned reasons. Excluding the effects of the subsidiary Telefônica Empresas S.A., an increase of R$9.6 million, or 30.7%, is recorded.

Outsourcing expenses totaled R$1,964.9 million in the 9M06, an increase of R$18.5 million, or 0.9%, when compared to the 9M05, chiefly as a result of the increase in expenses related to customer service, public telephone terminals maintenance and expenses with systems and services related with the Speedy service, partially offset by the reduction in expenses related with the rendering of narrowband Internet and maintenance expenses for Internet systems, besides the reduction in expenses with the marketing of products and services through alternative media channels. Excluding the effects of the subsidiary Telefônica Empresas S.A., an increase of R$6.0 million, or 0.3%, is recorded. When comparing the 3Q06 with the 3Q05, an increase of R$7.6 million, or 1.2%, was registered due to the same aforesaid motives. Excluding the effects of the subsidiary Telefônica Empresas S.A., a reduction of R$4.9 million, or 0.7%, is recorded.

Interconnection expenses amounted to R$2,668.3 million, going up R$9.9 million, or 0.4%, when comparing the 9M06 with the 9M05, mainly as a result of the increased fixed-to-mobile traffic resulting from the growth in the mobile plant, the 4.5% increase in the VUM in June 2005 (VC1) and in March 2006 (VC2 and VC3), partially offset by the new interconnection rules in place from January

1, 2006 on, which modified the maximum values of the TU-RL and the TU-RIU, the negative readjustment of 13.3% in the TU-RL that took place in June 2005, the reduction in the transport of calls ending in the fixed network and the reduction in the transport of mobile calls. Excluding the effects of the subsidiary Telefônica Empresas S.A., an increase of R$9.5 million, or 0.4%, is recorded. When comparing the 3Q06 and the 3Q05, there was a decrease of R$38.5 million, or 4.2%, due to the new interconnection rules in place from January 1, 2006 on and the reduction in the transport of third-party calls ending in the mobile network, partially counterbalanced by the readjustment of the VUM (VC2 and VC3). Excluding the effects of the subsidiary Telefônica Empresas S.A., a decrease of R$38.9 million, or 4.3%, is recorded.

Other Expenses reached R$200.0 million in the 9M06, falling R$5.0 million, or 2.4%, compared to the 9M05, mainly due to the reduction in expenses of infrastructure and administrative building rental, partially offset by the increase in switching stations rental by A. Telecom, last-mile call termination expenses and data transmission network rental. Excluding the effects of the subsidiary Telefônica Empresas S.A., a decrease of R$38.1 million, or 18.6%, is recorded. When comparing the 3Q06 with the

Results January – September 2006 - TELESP 10

3Q05, this entry went up R$9.7 million, or 13.8%, mainly due to the expenses with last-mile call termination and data transmission network rental, partially counterbalanced by the reduction in expenses with infrastructure rental. Excluding the effects of the subsidiary Telefônica Empresas S.A., a reduction of R$23.4 million, or 33.3%, is recorded.

Taxes added up to R$302.5 million in the 9M06, showing an increase of R$124.1 million, or 69.6%, when compared to the 9M05, chiefly due to the renewal of the concession contract approved in December 2005 and valid until December 2025. The contract establishes that the concessionary must pay, every two years during the new concession period, a fee corresponding to 2% of the STFC revenues of the previous year, net of applicable taxes and social contributions. Excluding the effects of the subsidiary Telefônica Empresas S.A., an increase of R$123.8 million, or 69.4%, is recorded. When comparing the 3Q06 with the 3Q05, an increase of R$41.3 million, or 70.6%, was recorded due to the same aforesaid motives. Excluding the effects of the subsidiary Telefônica Empresas S.A., an increase of R$40.9 million, or 70.1%, is recorded.

Provisions went down R$7.2 million, or 2.4%, when comparing the 9M06 and the 9M05, reaching R$290.8 million. The figure for the period represents 2.7% of the total net operating revenues (2.8% in the 9M05). Excluding the effects of the subsidiary Telefônica Empresas S.A., a decrease of R$6.8 million, or 2.3%, is recorded. When comparing the 3Q06 with the 3Q05, a decrease of R$31.9 million, or 30.2%, is noted. In the 3Q06, this provision represented 2.0% of the net operating revenues (2.8% in the 3Q05). Excluding the effects of the subsidiary Telefônica Empresas S.A., a decrease of R$31.5 million, or 29.8%, is recorded. In order to keep this index under control, the Company resorts to efforts in collection, debt recovery and offers products more suited to the different market segments, such as the new alternative plans.

Investment gains (losses) did not presented a significant result in the 9M06, compared to a negative result of R$19.8 million in the 9M05, because of exchange rate effect in the consolidation of the Aliança Atlântica subsidiary by the equity method. When comparing the 3Q06 with the 3Q05, a positive variation of R$3.4 million was registered due to the same aforementioned reason.

Other operating revenues (expenses) registered a positive net variation of R$370.6 million, or 413.9%, in the 9M06 compared to the 9M05. This behavior is mainly the result of the reversion of the federal tributary contingency related to the rule favorable to the Company in the legal process questioning the increase in the calculation basis of the Contributions for Financing of Social Security (COFINS – applicable until February 2004) and for the Social Integration Program (PIS – applicable until November 2002) with the inclusion of financial revenues, securitizations and exchange rate variations, instead of the operating revenues only. This process was ruled in favor of the Company on October 20, 2006. Consequently, the Company made the reversion of the provisioned values, in the amount of R$257.6 million. This effect is included in the balance sheet and financial statements dated as of September 30, 2006. Furthermore, there was a recovery of expenses of previous fiscal years (mainly PIS and Cofins over consumables), a recovery of expenses related to network damages, a recovery of telephone invoices that had been classified as losses and gains with inventories sales. This was partially offset by the increase in civil contingencies. Excluding the effects of the subsidiary Telefônica Empresas S.A., a variation of R$370.4 million, or 413.7%, is recorded. When comparing the 3Q06 with the 3Q05, there was a positive net variation of R$300.5 million due to the same aforementioned reasons, partially offset by the increase in municipal tributary contingencies and civil contingencies. Excluding the effects of the subsidiary Telefônica Empresas S.A., a variation of R$300.2 million is recorded.

Results January – September 2006 - TELESP 11

OTHER HIGHLIGHTS

Depreciation went down R$47.5 million, or 2.3%, when comparing the 9M06 with the 9M05, mainly due to the realignment of the Capex levels after the achievement of the universalization targets and the ending of the amortization of the surplus of the acquisition of CETERP, which had a monthly amortization of R$2.7 million and whose last installment was registered in November 2005, partially offset by the immobilized assets and receivables from Telefônica Empresas S.A. in July 2006, which is subject to depreciation/amortization from August 2006 on. Excluding the effects of the subsidiary Telefônica Empresas S.A., a decrease of R$49.4 million, or 2.4%, is recorded. When comparing the 3Q06 with the 3Q05, a reduction of R$2.3 million, or 0.3%, is recorded due to the same aforementioned reasons. Excluding the effects of the subsidiary Telefônica Empresas S.A., a decrease of R$4.2 million, or 0.6%, is recorded.

Net Financial Revenues / (Expenses): the financial result improved R$386.1 million when comparing the 9M06 with the 9M05, mainly as a result of a higher average volume of financial instruments (CDB), the reduction of Interests on Net Worth granted by the Company during the period and the reduction of losses with hedge operations mainly due to the increase in the payment volume of loans denominated in foreign currency. Excluding the effects of the subsidiary Telefônica Empresas S.A., a variation of R$386.0 million is recorded. If we compare the 3Q06 with the 3Q05, the net financial result improved R$303.0 million, due to the fact that there were no Interests on Net Worth granted by the Company in the 3Q06, the reduction of losses with hedge operations, the reversal of civil contingencies and the reversal of monetary correction related to the process of modification of the calculation basis for Cofins, which created an increase of R$16.7 million in this entry. Excluding the effects of the subsidiary Telefônica Empresas S.A., a variation of R$302.9 million is recorded. The gross indebtedness and the result of liabilities of loans, financing and commitments for foreign exchange purchases of the Company are significantly affected by the risk of the exchange rates. As of September 30, 2006, 30.49% (30.61% as of June 30, 2006) of the financial debt was denominated in foreign currency (US dollar and Yen), while 99.76% (99.67% as of June 30, 2006) of the indebtedness was being covered by active positions in hedge operations (Swap to “CDI”). The gains and losses of those operations are recorded in the financial statements. As of September 30, 2006, the derivative transactions showed a negative consolidated net result of R$128.5 million, while a liability of R$284.5 million was recorded on September 30, 2006 to acknowledge the temporary loss. Since these operations are of a protective nature, part of the negative net consolidated result with derivatives of R$128.5 million is compensated by the revenues resulting of the exchange rate variation on the debt, in the amount of R$52.0 million.

Non-Operating Revenues (Expenses) presented a positive result of R$13.7 million and they showed a reduction of R$27.1 million, or 66.5%, when comparing the 9M06 with the 9M05, due to the net loss in the sale of buildings and lower non-recognized and non-claimed billing credits, besides the positive result in the sale of shares that generated a net profit in 2005, raising the comparison basis. A positive result of R$6.9 million was recorded in the 3Q06. However, when compared to the 3Q05, a reduction of R$4.9 million is registered due to losses with the sale of buildings and the lower non-recognized and non-claimed billing credits.

Loans and Financing: As of September 30, 2006, the Company had R$665.1 million (R$669.4 million as of June 30, 2006) in loans and financing denominated in foreign currency, from which R$390.2 million (R$339.1 million as of June 30, 2006) were obtained at fixed interest rates, and R$274.8 million (R$330.4 million as of June 30, 2006) were obtained at foreign variable interest rates (Libor). In order to be protected against the exchange rate risk and the variable interest rates of the loans denominated in foreign currency, the Company contracted hedge operations to tie the debt to the local currency, with

Results January – September 2006 - TELESP 12

floating interest rates indexed to the CDI, thus the financial results of the Company are only affected by the fluctuations of this rate. The position in loans and financing also includes the value of the bonds issued in 2004, paying interests based on the variation of the CDI rate, in the amount of R$1,515.5 million (R$1,517.5 million as of June 30, 2006). Furthermore, the Company invests the balance of cash and cash equivalents (financial instruments) of R$919.4 million (R$265.0 million as of June 30, 2006) mainly in short-term instruments, based on the variation of the CDI, which contributes to reduce this risk. The book value of those instruments is close to market value because of their short-term maturity.

On September 30, 2006, the Company had swap operations "CDI x pré" to partially cover the fluctuations of the domestic interest rates. The covered operations mature in January 2007 and totaled R$798.4 million (R$771.3 million as of June 30, 2006). These operations with derivatives generated a positive consolidated net result of R$0.5 million. This temporary gain was registered in the liabilities to offset the temporary loss in derivatives.

Results January – September 2006 - TELESP 13

CORPORATE EVENTS

CAPITAL STRUCTURECOMPOSITION
As of Sept ember 30, 2006
Telesp	Common	Preferred	Total

Controlling Company	144,462,997	300,749,850	445,212,847
	85.57%	89.13%	87.95%
Minority shareholders	24,339,666	36,667,492	61,007,158
	14.42%	10.87%	12.05%
Treasury shares	17,207	60	17,267
	0.01%	0.00%	0.00%
Total number of shares	168,819,870	337,417,402	506,237,272

Note: The Reverse Split process was closed on June 24, 2005, and the negotiation on an unitary basis started on June 27, 2005.

Capital stock - in thousands of R$ (as of 06/30/06):	5,978,074
Book Value per share (R$):	22.67
Capital stock - in thousands of R$ (as of 09/30/06):	6,575,198

Bonds: On September 03, 2004, the Company announced a Public Offering of Securities (the “Program”) and the activation, within the Program’s parameters, of the First Issuance of Telesp’s Bonds (the “Offer”).

The Offer consisted of the issuance of 150,000 simple bonds, not convertible to shares, unsecured type (“Debêntures”), with nominal value of R$10,000.00 (ten thousand reais) per unit, totaling the amount of R$1,500,000,000.00 (one billion, five hundred million reais), in a single series, maturing on September 01, 2010 (six years). The bonds will yield interests with quarterly payments corresponding to 103.5% of the accumulated average daily rates of the DI (overnight Inter-financial Deposits Extra-Group), calculated and published by CETIP (Custodian and Liquidation Chamber). The interest of the bonds will be reviewed on September 01, 2007.

Corporate Restructuring – In accordance with a relevant fact published on November 22, 2005, the Board of Directors of the Company, on its meeting held on November 21, 2005, approved the proposal for the corporate restructuring of its subsidiaries A. Telecom S.A. (former Assist), Santo Genovese Participações Ltda. and Atrium Telecommunicações Ltda.

On March 01, 2006, Telesp approved the proposal for the merger of Santo Genovese into A. Telecom, starting the corporate restructuring involving its controlled companies A. Telecom S.A. (former Assist Telefônica S.A.), Santo Genovese Participações Ltda. and Atrium Telecommunicações Ltda. This merger implied the substitution of the shares of Santo Genovese held by Telesp for shares issued by A. Telecom and totally allocated to the Company in substitution of the investment in Santo Genovese. The merger of the equity of Santo Genovese resulted in a capital increase in A. Telecom in the amount of R$17.0 million.

IONW - On December 12, 2005, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of Interests on the Company’s Net Worth related to the fiscal year 2005 in the amount of R$380,000,000.00 that once withheld the 15% of income tax represent a net value of R$323,000,000.00. The beneficiaries are the shareholders registered as such in the Company’s registry book by the end of the day on December 30, 2005. The payment started on June 26, 2006.

Results January – September 2006 - TELESP 14

INTEREST ON THE COMPANY'S NETWORTH - FISCAL YEAR 2005
(Amount per share - R$)

	Immune or Exempt	Income Tax Withhold Taxed Legal Entities
	Legal Entities	(15%)	and Individual

Common Shares	0.724048	0.108607	0.615441
Preferred Shares (*)	0.796453	0.119468	0.676985

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

On March 09, 2006, the Extraordinary General Shareholders’ Meeting approved, by unanimous vote, the canceling of 1,562,387 shares issued by the Company and held in treasury, of which, 1,258,508 were common shares and 303,879 were preferred shares. These shares were the result of the reverse split of the shares that make up the capital stock of Telesp, process that took place in 2005. Those shares were purchased by the Company in an auction held at the São Paulo Stock Exchange (Bovespa) on July 15, 2005.

On March 09, 2006, the Boards of Directors of Telesp and Telefônica Data Brasil Holding S.A. (TDBH), both controlled by the Telefónica Group, approved the proposal for the restructuring of the activities related to the Multimedia Communication Services (SCM) of Telefónica Empresas S.A. and Telesp. The operation considered the following steps:

i)

The merger of TDBH into Telesp, where the shareholders of TDBH would receive shares of Telesp, according to the announced exchange ratio. With this operation, Telefônica Empresas S.A. would become a fully owned subsidiary of Telesp. Telesp would succeed TDBH in all its rights and obligations; and

ii)	The partial spin-off of Telefônica Empresas, transferring to Telesp the assets and activities related to the SCM in the regions in which such service is already rendered by Telesp.

The Extraordinary General Shareholders’ Meetings of the Companies were held on April 28, 2006, approving the proposal of corporate restructuring. Nevertheless, in light of a legal injunction filed against TDBH at the 14th Civil Court of the Central Forum of the capital of the state of São Paulo by minority shareholders, the holding of the General Shareholders’ Meeting of TDBH was authorized by the Judiciary Power. However, its effects were temporarily suspended until said ruling was re-examined by the Appeal Judge that examined the Appeal 448.590 -4/3 at the 10th Chamber of Private Right of the Justice Court of the state of São Paulo. On July 25, 2006, the legal injunction was voided; therefore, the effects of the corporate restructuring took effect after the publication of the ruling on July 28, 2006.

Interim Dividends - On May 23, 2006, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting of 2007, the distribution of interim dividends based on the accumulated earnings reported in the last balance sheet of the Company, dated as of December 31, 2005 and the profits of the 1st quarter ended on March 31, 2006, in the amount of R$1,169,604,000, as described in items (a) and (b) below, which demonstrate the proportional distribution of the value among the shares of Telesp and TDBH.

INTERIM DIVIDENDS - FISCAL YEAR 2006
(Amount per share - R$)
	Common	Preferred (*)

Amount per share - R$	2.166017	2.382619

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

Results January – September 2006 - TELESP 15

(a) Shares of Telesp: Distribution of Interim Dividends in the amount of R$1,136,783,848.64. This dividend was granted to the common and preferred shareholders registered as so in the Company’s Shareholders registry book by the end of the day on May 23, 2006. After this date, the shares were considered as ex-dividends. The payment of this dividend started on June 26, 2006.

(b) Shares of TDBH: Distribution of Interim Dividends in the amount of R$32,820,151.36, amount that corresponds to the shares of Telesp that were issued as a result of the merger of TDBH and paid from September 22, 2006 on. This dividend was granted to the holders of the new common and preferred shares of Telesp that were registered as so in the Company’s registry book at the time of the update of the registry of Telesp to reflect the issuance of new shares to the former shareholders of TDBH, by the end of the day on August 29, 2006. After that date, the shares were considered as ex-dividends.

IONW - On May 23, 2006, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting of 2007, the distribution of interests on the Company’s net worth related to the fiscal year 2006 in the amount of R$290,000,000. Once withheld the 15% of income tax, the net amount is R$246,500,000.00, as described in items (a) and (b) below, which demonstrate the proportional distribution of the value among the shares of Telesp and TDBH.

INTEREST ON THE COMPANY'S NETWORTH - FISCAL YEAR 2006

(Amount per share - R$)

	Immune or Exempt	Income Tax Withhold Taxed Legal Entities
	Legal Entities	(15%)	and Individual

Common Shares	0.537057	0.080558	0.456499
Preferred Shares (*)	0.590763	0.088614	0.502149

(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

(a) Shares of Telesp: Distribution of interests on the Company’s Net Worth in the amount of R$281,862,336.40, which after the 15% income tax withholding result in a net amount of R$239,582,985.94. The payment of these IONW started on June 26, 2006. The corresponding credit was made in the accounting records of the Company on May 23, 2006, on an individual basis, based on the shareholders’ position by the end of the day on May 23, 2006. From May 24, 2006 on, the shares were considered as “ex-interests on the Company’s net worth”.

(b) Shares of TDBH: Distribution of interests on the Company’s net worth in the amount of R$8,137,663.60, which after the 15% income tax withholding result in a net amount of R$6,917,014.06, amount that corresponds to the shares of Telesp that were issued as a result of the merger of TDBH. This amount started to be paid on September 22, 2006. The corresponding credit of the IONW was made in the accounting records of the Company on August 29, 2006, on an individual basis to the holders of the new common and preferred shares of Telesp that were registered as so in the Company’s registry book at the time of the update of the registry of Telesp to reflect the issuance of new shares to the former shareholders of TDBH. After that date, the shares were considered as “ex-interests on the Company’s net worth”.

Results January – September 2006 - TELESP 16

SUBSEQUENT EVENT

In accordance with CVM Instruction # 358 dated as of January 03, 2002, the Company informs that on October 29, 2006 it signed a Private Contract of Agreement for Convergence, Sale and Purchase of Businesses, Assets, Shares and other Interests (Instrumento Particular de Acordo de Covergência, Compra e Venda de Negócios, Ativos, Ações e Outras Avenças – the “Contract”) with Abril Comunicações S.A.,TVA Sistema de Televisão S.A. and the companies Comercial Cabo TV São Paulo Ltda., TVA Sul Paraná Ltda. and TVA Brasil Radioenlaces Ltda. (“Abril”). The Contract aims for the convergence of the offer of telephony, broadband and paid TV services (“triple play”) to increase the coverage for the increasing demand of users of those services. The operation seeks to join the expertise of the Abril Group in the production and distribution of contents and media and the expertise of the Telefónica Group in the telecommunications segment.

For that purpose and according to the terms of the Contract, the Company and Abril will join their efforts through the formalization of several commercial and operating contractual relationships. After the implementation of a corporate restructuring involving Tevecap S.A. and its aforementioned subsidiaries, holders of the licenses and assets related to the rendering of the services of Multichannel Multipoint Distribution Service (MMDS), Cable TV and Multimedia Communication (SCM) for broadband, the Company will purchase shares representative of the 100% of the capital stock of a company that, on the Date of Closing established on the Contract will have: (i) directly, 100% of shares representative of the company that renders MMDS and broadband within and outside the state of São Paulo; (ii) indirectly, 100% of the preferred shares, as well as a fraction of the common shares, within the limits established by the current legislation and regulation, of a company that renders cable TV services outside the state of São Paulo and (iii) indirectly, 100% of the preferred shares, as well as a fraction of the common shares, within the limits established by the current legislation and regulation, of the capital stock of a company that renders cable TV services within the state of São Paulo.

The Company understands that its joint action with Abril as established in the Contract will enable the Company to increase the fulfillment of the universalization targets and the increase, by both Groups, of the telecommunication services rendered to their clients, uniting the capacity and knowledge of the Company in providing voice and data transmission services with the experience of Abril in the market of producing journalistic and audiovisual content, resulting in a joint and synergetic offer of quality services.

The execution of the purchase of corporate stakes and the subsequent transfer of shares, specially the acquisition of control of the company holder of the MMDS license, are conditioned to the previous approval of Anatel, as well as the compliance with the other suspension conditions established in the Contract. CADE must also evaluate the transaction under the anti-trust point of view.

The Company also informs that, in accordance with the established in paragraph 1 of article 256 of the Law #6404/76, it will call for an extraordinary General Shareholders’ Meeting to approve the signing of the Contract, after the execution of the aforementioned terms.

Results January – September 2006 - TELESP 17

ADDITIONAL NOTES

CVM Edict # 371 – Pension Plan Accounting Procedures: The Company registered the liabilities related to pension plans according to the Edict CVM # 371 published on December 13, 2000. The actuary valuation of the pension plans was executed in December 2005 and December 2004, based on the participants’ registry book as of November 2005 and September 2004, respectively. The projected unitary credit method was adopted and all the actuary gains and losses for each fiscal year were immediately registered. The assets of the pension plans were positioned on November 30, 2005 and 2004, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the division of their assets was done based on the Company’s liabilities relative to the total liabilities of the pension plan. The total value of the registered liability until September 30, 2006 was R$48.0 million.

Fixed-to-Mobile Tariff Increase – On June 08, 2005, through Edict #50895, Anatel (Agência Nacional de Telecomunicações) approved the tariff adjustment of the calls terminated in the Personal Mobile Service – SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC1 in 4.5% .

Fixed-to-fixed Tariff Increases – On June 30, 2005, through Edicts #51300 and #51301, Anatel (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service -STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 03, 2005 on. The average readjustments were as follows: Local: 7.27%; Long Distance: 2.94%; TU-RL: -13.32%; TU-RIU: 2.94% .

Fixed-to-Mobile Tariff Increase – On March 28, 2006, through Edict #57109, Anatel (Agência Nacional de Telecomunicações) approved the 7.99% tariff adjustment for the fixed-to-mobile long distance calls (VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC2 and VC3 in 4.5% . The readjustments were effective from March 31, 2006 on.

Introduction of the Individual Access – Special Class (AICE) – Launched on July 01, 2006, this is a pre-paid line of the basic local plan, exclusive for residential use. Once installed, the AICE must be the only STFC access in the address. This line does not grant right to free minutes and there is no variation of the tariff due to time. Once requested its installation, the Company has up to 30 days to comply. According to the regulation, from July 1, 2006 on, this line is at the disposal of communities with more than 500,000 inhabitants in Telesp’s concession area. From January 01, 2007 on, communities with more than 300,000 inhabitants must be served. From July 01, 2007 on, communities with more than 100,000 inhabitants must be served. From January 01, 2008 on, all communities must be served.

The tariff structure is as follows:

-    Monthly fee: corresponds to 60% of the monthly fee of the classic residential line, amounting to R$22.78;

-	Local minute: is the same value of the basic plan of the classic line, that is R$0.09557;

-	Call termination tariff: R$0.19114 for every call, which corresponds to the value of 2 minutes;

-	Installation/change of address: corresponds to the same values of the basic plan of the classic line, amounting to R$88.01

Results January – September 2006 - TELESP 18

Fixed-to-Fixed Tariff Increase – On July 10 and July 14, 2006, through Edicts #59517 and #59665, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 14, 2006 on for the Local Service from July 20, 2006 on for the Domestic Long Distance Service. The following average readjustments were applied to the tariff baskets: Local: -0.38%; Long Distance: -2.73% .

The new tariffs currently in place are the following (including taxes):

Local Service:
Installation Charge: R$88.01
Residential Monthly Fee: R$37.98
Non-Residential and Trunk Monthly Fee: R$65.12
Local Pulse: R$0.14672
Public Telephone Credit: R$0.116

Domestic Long Distance:
D1 Minute (until 50 km): R$0.143
D2 Minute (from 50 until 100 km): R$0.221
D3 Minute (from 100 until 300 km): R$0.310
D4 Minute (above 300 km): R$0.414

Interconnection Tariffs:
TU-RL: R$0.035
TU-RIU: R$0.10185 (Average of the 4 time-periods)

Results January – September 2006 - TELESP 19

HISTORICAL SUMMARY

Since November 30, 1999 and due to a corporate restructuring, Telecomunicações de São Paulo S.A. -TELESP is the new name of Telesp Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the spin off of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main provider of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES, thus privatizing the Company, on July 29, 1998.

In December 1999, Telecomunicações de São Paulo S.A. - TELESP acquired voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representative of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP's business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of ANATEL's targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephony operators started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance call (VP2

Results January – September 2006 - TELESP 20

and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service - STFC. As a consequence, all calls, previously billed as domestic long distance DC level (Áreas Conurbadas), are now billed as local calls. In São Paulo, this modification involved 53 municipalities, while 39 of them are in Grande São Paulo.

On December 04, 2004, the phase II of the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, was implemented. This modification involved 25 municipalities, distributed into 9 different groups. The calls among the municipalities within each group will be billed as local calls. Previously, such calls were billed as domestic long distance, levels 1 and 2.

On December 24, 2004, the Company acquired the control of Santo Genovese Participações Ltda., controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation allowed the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

On December 31, 2005, the concession contract for the STFC expired. On December 22, 2005, this concession contract was extended for a period of 20 years, while it can be modified on December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows Anatel to establish new conditions and new targets for universalization and quality, taking into consideration the conditions in place by that time.

Every two years for the 20-years period of the new contracts, the public regime companies will have to pay a renewal tax equivalent to 2% of the revenues of the STFC of the previous year of the payment, net of applicable taxes and social contributions.

From 2006 on, the Company keeps provisioning the concession contract renewal tax. Exceptionally, the first payment of the bi-annual tax will take place in April 2007, based on the net revenues of 2006. Considering that the tax is related to two fiscal years, the Company will acknowledge as the cost of the services rendered, 1% of the net annual revenues of each fiscal year.

On July 28, 2006, the corporate restructuring involving the activities of the Multimedia Communication Services (SCM), through the merger of TDBH into Telesp and partial spin-off of Telefônica Empresas, was finalized. The process also includes the transfer to Telesp of the assets and activities of the SCM in the regions in which such service is already rendered by Telesp.

Results January – September 2006 - TELESP 21

CONSOLIDATED INCOME STATEMENTS
For the periods ended on September 30, 2006 and September 30, 2005
Unaudited (Million reais)
	January - September				July - September
	2006	2005	% var	2006	2005	% var

Gross operating revenue	15,404.8	15,061.3	2.3	5,199.1	5,290.6	(1.7)
Monthly subscription fee	4,248.0	4,233.1	0.4	1,417.2	1,476.9	(4.0)
Installation charge	87.4	70.4	24.2	31.0	28.9	7.1
Local Service	2,407.5	2,373.2	1.4	815.7	861.9	(5.4)
DLD	2,273.9	2,409.5	(5.6)	745.7	843.3	(11.6)
Intra-state	1,571.3	1,654.7	(5.0)	532.4	570.5	(6.7)
Inter-state	702.7	754.7	(6.9)	213.3	272.8	(21.8)
Fixed-to-mobile revenues	3,203.9	3,111.9	3.0	1,000.7	1,086.3	(7.9)
ILD	118.1	114.1	3.5	36.1	42.1	(14.4)
Interconnection	404.8	562.6	(28.0)	132.9	181.4	(26.7)
Public telephony	419.7	317.4	32.2	160.1	107.2	49.4
Data transmission	1,351.7	948.6	42.5	567.8	345.1	64.5
Infrastructure rental	301.1	293.1	2.7	101.3	97.6	3.8
Others	588.6	627.4	(6.2)	190.7	220.0	(13.3)
Deductions	(4,527.3)	(4,421.4)	2.4	(1,546.8)	(1,568.8)	(1.4)
Net operating revenues	10,877.5	10,639.8	2.2	3,652.3	3,721.8	(1.9)
Operating expenses	(5,608.1)	(5,769.0)	(2.8)	(1,710.8)	(1,992.3)	(14.1)
Personnel expenses	(532.0)	(452.2)	17.6	(180.7)	(157.9)	14.5
General and administrative expenses	(4,942.7)	(4,910.2)	0.7	(1,658.3)	(1,668.2)	(0.6)
Supplies	(109.5)	(100.3)	9.1	(42.7)	(31.4)	36.0
Outsourcing expenses	(1,964.9)	(1,946.4)	0.9	(659.2)	(651.6)	1.2
Interconnection expenses	(2,668.3)	(2,658.4)	0.4	(876.3)	(914.8)	(4.2)
Other expenses	(200.0)	(205.0)	(2.4)	(80.1)	(70.4)	13.8
Taxes	(302.5)	(178.4)	69.6	(99.7)	(58.4)	70.6
Provisions	(290.8)	(298.0)	(2.4)	(73.7)	(105.6)	(30.2)
Investment gains (losses)	(0.2)	(19.8)	(98.9)	(0.2)	(3.6)	(94.2)
Other operating revenues / (expenses)	460.2	89.5	413.9	301.9	1.4	21,219.8
Earnings before interest taxes, depreciation
and amortization - EBITDA	5,269.4	4,870.8	8.2	1,941.5	1,729.5	12.3
Depreciation and amortization	(1,994.9)	(2,042.4)	(2.3)	(674.2)	(676.5)	(0.3)
Financial revenues	454.5	531.4	(14.5)	102.0	219.3	(53.5)
Financial expenses	(715.4)	(868.4)	(17.6)	(149.3)	(328.6)	(54.6)
Interest on the company's net worth	(290.0)	(600.0)	(51.7)	0.0	(241.0)	(100.0)
Operating income	2,723.6	1,891.4	44.0	1,220.1	702.8	73.6
Non-operating revenues (expenses)	13.7	40.8	(66.5)	6.9	11.7	(41.3)
Income before income tax and social contribution	2,737.3	1,932.2	41.7	1,226.9	714.5	71.7
Income tax	(686.5)	(487.9)	40.7	(304.9)	(180.0)	69.4
Social contribution	(247.9)	(177.1)	40.0	(110.2)	(65.8)	67.6
Income before company's net worth reversion	1,802.9	1,267.3	42.3	811.8	468.7	73.2
Interest on company's net worth reversion	290.0	600.0	(51.7)	0.0	241.0	(100.0)
Net income	2,092.9	1,867.3	12.1	811.8	709.7	14.4

Note: In order to achieve a better presentation of the Operating Revenues with the market and the regulatory agency (ANATEL), the Company made reclassifications in the values presented in September 2005.

Results January – September 2006 - TELESP 22

CONSOLIDATED BALANCE SHEET
As of September 30, 2006 and June 30, 2006
Unaudited (Million reais)

A SSET S	Sept ember 2006	June 2006	% Var

Current assets	6,069.9	4,787.0	26.8
Cash and cash equivalents	919.4	265.0	247.0
Cash and bank accounts	20.0	15.0	33.2
Financial investments	899.4	250.0	259.8
Accounts receivable from customers	3,720.7	3,660.5	1.6
Allowance for doubtful accounts	(537.6)	(604.9)	(11.1)
Recoverable taxes	1,672.8	1,164.8	43.6
Loans and financial investments	14.6	2.9	403.1
Supply and maintenance inventories	74.5	77.4	(3.7)
Recoverable prepaid expenses	85.3	61.7	38.2
Receivables from associated companies	44.8	37.2	20.4
Other assets	75.4	122.4	(38.4)
Long-term assets	1,225.5	1,120.2	9.4
Recoverable taxes	554.1	517.7	7.0
Loans and financial investments	11.0	11.0	0.2
Bail of legal proceedings	535.2	483.4	10.7
Receivables from associated companies	20.7	21.3	(2.9)
Other assets	104.5	86.8	20.4
Permanent Assets	12,175.3	11,922.3	2.1
Investments	245.3	247.6	(0.9)
Property, plant and equipment - net	11,605.1	11,606.5	(0.0)
Differed results	325.0	68.3	375.7
Total Assets	19,470.7	17,829.6	9.2
L I A B I L I T I ES

Current liabilities	6,524.0	4,429.0	47.3
Loans and financing	1,665.2	120.1	1,286.4
Suppliers	1,300.8	1,204.6	8.0
Consignments	158.8	166.2	(4.4)
Taxes	1,856.9	1,452.4	27.8
Dividends and interest on capital	599.4	619.6	(3.3)
Accrual for contingencies	79.0	71.2	11.0
Payroll and related charges	200.9	163.2	23.1
Unrealized Losses on Derivatives Operations	284.0	277.8	2.3
Payables to associated companies	69.2	56.8	21.8
Other liabilities	309.7	297.1	4.3
Long-term liabilities	1,452.3	3,273.2	(55.6)
Loans and financing	516.4	2,066.8	(75.0)
Taxes	20.7	21.3	(3.1)
Accrual for contingencies	817.8	1,089.7	(25.0)
Payables to associated companies	6.8	17.4	(61.1)
Other liabilities	90.7	77.8	16.5
Results of future fiscal years	17.5	17.5	0.0
Shareholders' equity	11,475.3	10,108.3	13.5
Capital Stock	6,575.2	5,978.1	10.0
Capital reserves	2,686.6	2,687.2	(0.0)
Profit Reserves	659.6	659.6	0.0
Retained earnings	1,553.9	783.6	98.3
Capitalizable Funds	1.6	1.6	0.0
Total liabilities	19,470.7	17,829.6	9.2

		Results January – September 2006 - TELESP		23

OPERATING DATA
Consolidated data

		Acumulated Analysis					Quarterly Analysis
		September 06		September 05	% Var	3Q06	2Q06	% Var

Capital Expenditure (Economic)	R$ MM	1,012		948	6.8	444	340	30.6

Network
Installed Lines (switching)		14,374,924		14,308,575	0.5	14,374,924	14,363,419	0.1
Installed Lines - Gain		55,352		77,732	(28.8)	11,505	40,659	(71.7)
Lines in Service		12,301,245		12,453,292	(1.2)	12,301,245	12,342,394	(0.3)
Residential		9,237,224		9,323,461	(0.9)	9,237,224	9,242,719	(0.1)
Non-residential		1,745,120		1,413,385	23.5	1,745,120	1,708,567	2.1
Trunk Lines 1/		699,626		1,057,400	(33.8)	699,626	728,016	(3.9)
Public Lines		280,743		329,045	(14.7)	280,743	329,312	(14.7)
Internally used and test lines		338,532		330,001	2.6	338,532	333,780	1.4
Lines in Services - Gain		(45,770)		(9,454)	n.a	(41,149)	(34,504)	n.a
Average Lines in Service	(ALIS)	12,346,541		12,414,179	(0.5)	12,327,850	12,356,632	(0.2)
ADSL		1,479,868		1,084,430	36.5	1,479,868	1,377,526	7.4
Digitalization	(%)	100.0		99.2	0.8 p.p.	100.0	100.0	0.0

Traffic
Local Pulses - Registered	(pul 000)	21,826,774		23,917,379	(8.7)	6,883,203	7,264,948	(5.3)
Local Pulses - Exceeding	(pul 000)	14,772,663		16,351,694	(9.7)	4,642,315	4,909,946	(5.5)
Domestic Long Distance 2/	(min 000)	9,821,517		10,680,905	(8.0)	3,192,437	3,292,161	(3.0)
International Long Distance	(min 000)	70,953		79,739	(11.0)	22,954	24,474	(6.2)
Monthly traffic per ALIS
Local	(pul)	196		214	(8.2)	186	196	(5.0)
DLD	(min)	88		96	(7.5)	86	89	(2.8)
ILD	(min)	0.6		0.7	(10.5)	0.6	0.7	(6.0)

Others
Employees		8,206		7,789	5.4	8,206	7,367	11.4
LIS per Employee 3/		1,679		1,738	(3.4)	1,679	1,862	(9.8)
Monthly Net Op. Revenue per ALIS	(R$)	97.9		95.2	2.8	98.8	97.3	1.5
Telephone Density (per 100 inh.)		30.5	4/	31.3	(0.8) p.p.	30.5	4/ 30.7	(0.2) p.p.

1/ Includes ISDN clients.
2/ Includes intra-state and inter-state traffic (fixed-to-fixed and fixed-to-mobile).
3/ End of period. Includes ADSL clients.
4/ Population: 40,358,074 (source IBGE - September 2006).

Results January – September 2006 - TELESP 24

TARIFFS- FIXED LINE SERVICES

LOCAL SERVICE TARIFFS
(in reais - including taxes)
Date		Installation Charge		Monthly Subscription Fee		Public Telephone		Local Pulse

			Residential	Non-residential	Trunk Line	Local Token	Credit

Jun 28, 2002		76.6	26.6	40.0	40.0	0.081	0.081	0.103
Jun 30, 2003		89.8	30.4	49.6	49.6	0.093	0.093	0.117
Sep 12, 2003	1/	69.7	31.1	46.9	46.9	0.095	0.095	0.120
Jul 02, 2004		64.2	33.5	50.4	50.4	0.102	0.102	0.129
Sep 01, 2004		73.1	34.5	54.4	54.4	0.105	0.105	0.133
Nov 01, 2004		82.1	35.6	58.3	58.3	0.108	0.108	0.137
Jul 03, 2005	2/	88.0	38.1	62.5	62.5	0.117	0.117	0.147

Jul 14, 2006		88.01	37.98	65.12	65.12	0.116	0.116	0.14672

DLD TARIFFS

(in reais - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4

	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)

Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 02, 2004	0.133	0.213	0.292	0.400
Sep 01, 2004	0.144	0.230	0.316	0.397
Nov 01, 2004	0.155	0.248	0.340	0.394
Jul 03, 2005	0.155	0.248	0.340	0.414

Jul 20, 2006	0.143	0.221	0.310	0.414

INTERCONNECTION TARIFFS
(in reais - including taxes, per minute, without discounts)
Date	Fixed-to-Fixed			Fixed-to-Mobile

	TU-RL	TU-RIU	VC-1	VC-2	VC-3

Feb 01, 2002	0.050	0.091	0.498	1.037	1.180
Feb 08, 2003 3/			0.5687-0.6360	1.265	1.439
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004			0.6085-0.6805	1.354	1.540
Jul 02, 2004	0.047	0.106
Sep 01, 2004	0.049	0.112
Nov 01, 2004	0.052	0.118
Jun 12, 2005			0.65714 - 0.73486
Jul 03, 2005	0.045	0.121
Jan 01, 2006	0.036	0.095 (*)
Mar 31, 2006				1.462	1.663
Jul 14, 2006	0.035
Jul 20, 2006		0.10185 (*)

(*) Average of the 4 time-periods.

1/ Installation Charge was readjusted on October 04, 2003.

2/ Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$71.59), monthly fee for non-residential and trunk lines (R$60.02), DLD (D1=R$0.150, D2=R$0.216, D3=R$0.308 and D4=R$0.459) . There are different tariffs within CETERP's region.

3/ From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel. Note a) On June 08, 2005, through Edict #50895, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the calls terminated in the Personal Mobile Service – SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on.

Note b) According to the renewal of the Concession Contract, the new interconnection rules in place from January 01, 2006 on are as follows: the TU-RL is limited to 50% of the value of the local minute; the TU-RIU is limited to 30% of the values of the level 4, considering the time period.

Note c) On March 28, 2006, through Edict #57109, ANATEL (Agência Nacional de Telecomunicações) approved a tariff adjustment of 7.99% for the long distance calls between fixed and mobile telephones (VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment was effective from March 31, 2006 on. Note d) On July 10 and July 14, 2006, through Edicts #59517 and #59665, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 14, 2006 on for the Local Service from July 17, 2006 on for the Domestic Long Distance Service.

The following average readjustment were applied to the tariff baskets: Local: -0.38%; Long Distance: -2.73% .

LOANS AND FINANCING
(in thousand of reais)
September 2006

	Currency	Interest Rate	Due Date	Short-term	Long-term	Total

Mediocrédito	US$	1.75%	2014	6,677.0	42,507.0	49,184.0
Loans in foreign currency			Unt il 2009	141,983.0	473,891.0	615,874.0
Loans in local currency	R$	130% of CDI rate	In 2006	999.0	0.0	999.0
Bonds	R$	103.5% of CDI rate	Unt il 2007	1,515,528.0	0.0	1,515,528.0

Total				1,665,187.0	516,398.0	2,181,585.0

COMPOSITION OF THELOANSIN FOREIGN CURRENCY
(in thousand of reais)
September 2006

Consolidated	Currency	Interest Rate	Principal	Interest	Balance

Resolution 2770	US$	0.5135% and 4.80%	321,879.0	19,184.0	341,063.0
Untied Loan - JBIC	JPY	Libor + 1.25%	273,934.0	877.0	274,811.0

CONSOLIDATED SCHEDULEOF LONG-TERM OBLIGATIONS
(in thousand of reais)
September 2006

Year	Amount

2008	389,120.0
2009	97,851.0
2010	6,539.0
From 2011 on	22,888.0

Total	516,398.0

Results January – September 2006 - TELESP 26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 10, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director